Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – APRIL 18, 2012

BAYTEX ANNOUNCES SALE OF
NON-OPERATED INTERESTS IN NORTH DAKOTA

CALGARY, ALBERTA (April 18, 2012) – Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) announces that its wholly-owned subsidiary, Baytex Energy USA Ltd., has entered into an agreement to sell its non-operated interests in North Dakota (the "Assets") to Bakken Hunter, LLC (a subsidiary of Magnum Hunter Resources Corporation) for cash proceeds of US$311 million, subject to closing adjustments (the "Transaction").  The Transaction, which is subject to conditions typical of transactions of this nature, has an effective date of March 1, 2012 and is expected to close in May, 2012.

The Assets include approximately 950 boe/d of Bakken light oil production (based on first quarter 2012 field estimates) and 149,700 gross (50,400 net) acres of land, of which approximately 24% is developed.  This sale represents 45% of our North Dakota net acreage and approximately 40% of our current U.S. production.  The Assets are not a primary focus of our U.S. Business Unit as they are non-operated and generally have a lower average working interest than our remaining lands.

As of December 31, 2011, the Assets were estimated to have proved reserves of 12.4 million boe (eight percent natural gas) and proved plus probable reserves of 17.9 million boe (eight percent natural gas).  Approximately ten percent of the proved plus probable reserves are proved developed producing reserves.  In addition, also as of December 31, 2011, the Assets were estimated to have 44.8 million boe (ten percent natural gas) of "best estimate" contingent resource.  The reserve and contingent resource volumes referenced above are based on reports prepared by Sproule Associates Limited in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators.

Transaction metrics are as follows:

•	$327,000 per flowing boe (based on first quarter 2012 field estimates).

•	$39.46 per boe of proved reserves (including future development capital of $178 million).

•	$28.97 per boe of proved plus probable reserves (including future development capital of $208 million).

•	Approximately 15 times annualized operating cash flow at the field level.

•	Approximately 45 times annualized funds from operations contributed by the Assets (after adjusting for the decreased interest expense resulting from the application of the sale proceeds to net debt).

The proceeds from the Transaction may be used to reduce net debt or redeployed into other oil and gas assets.  Assuming that all of the proceeds are applied to debt reduction, pro forma total monetary debt as

Baytex Energy Corp.
Press Release
April 18, 2012

of December 31, 2011 would be approximately $340 million, which represents a debt-to-funds from operations ratio of 0.6 times (based on our funds from operations over the trailing twelve month period).

After the Transaction, the U.S. Business Unit will continue to be an important part of our corporate asset base. Assuming successful completion of the Transaction, the average working interest in our remaining North Dakota lands will increase from 39% to 45%, with approximately 130 identified net drilling locations representing thirteen years of drilling inventory at the current pace of development.  Almost all of the remaining lands in our U.S. Business Unit are Baytex-operated.  As our 2012 capital budget includes minimal investment on the divested assets, there will be no change to our plans to drill approximately 20 to 25 gross (approximately 10 net) wells on our Bakken/Three Forks play in North Dakota during this year.

As a result of the Transaction, we are reducing our 2012 production guidance by 500 boe/d to a range of 53,500 to 54,500 boe/d (from 54,000 to 55,000 boe/d). Our 2012 exploration and development capital budget remains at $400 million.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: the timing of closing of the divestiture; the application of the sale proceeds; our pro forma total monetary debt and debt-to-funds from operations ratio; development plans for our North Dakota assets, including the number of potential drilling locations and the number of wells to be drilled in 2012; our average production rate for 2012; and our exploration and development capital expenditures for 2012.  In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.  Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate.  In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt, in a timely manner, of regulatory and other required approvals; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to:  failure to obtain the necessary regulatory and other approvals on the planned timelines; fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex.  These risk factors are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2011, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Baytex Energy Corp.
Press Release
April 18, 2012

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Advisory Regarding Non-GAAP Financial Measures

In this press release we refer to certain measures that are commonly used in the oil and gas industry but are not based on generally accepted accounting principles in Canada ("GAAP"), such as funds from operations and total monetary debt.

Funds from operations is a non-GAAP measure that represents cash generated from operating activities adjusted for finance costs, changes in non-cash operating working capital and other operating items. Baytex’s funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2011.

Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and the balance sheet amount of any convertible debentures and long-term bank loans.

Advisory Regarding Contingent Resources

This press release contain an estimate as of December 31, 2011 of the volumes of "contingent resource" for certain of our non-operated interests in the Bakken/Three Forks in North Dakota.  This estimate was prepared by an independent qualified reserves evaluator.

"Contingent resource" is not, and should not be confused with, petroleum and natural gas reserves. "Contingent resource" is defined in the Canadian Oil and Gas Evaluation Handbook as: "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resource the estimated discovered recoverable quantities associated with a project in the early evaluation stage."

The primary contingencies which currently prevent the classification of the contingent resource as reserves consist of: preparation of firm development plans, including determination of the specific scope and timing of the project; project sanction; access to capital markets; stakeholder and regulatory approvals; access to required services and field development infrastructure; oil prices; demonstration of economic viability; future drilling program and testing results; further reservoir delineation and studies; facility design work; limitations to development based on adverse topography or other surface restrictions; and the uncertainty regarding marketing and transportation of petroleum from development areas.

There is no certainty that it will be commercially viable to produce any portion of the contingent resource or that we will produce any portion of the volumes currently classified as contingent resource.  The estimates of contingent resource involve implied assessment, based on certain estimates and assumptions, that the resource described exists in the quantities predicted or estimated and that the resource can be profitably produced in the future.

The recovery and resource estimates provided herein are estimates only. Actual contingent resource (and any volumes that may be reclassified as reserves) and future production from such contingent resource may be greater than or less than the estimates provided herein.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer Derek Aylesworth, Chief Financial Officer Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3100 Telephone: (587) 952-3120 Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca